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                          December 21, 2022

       Kathi Niffenegger
       Chief Financial Officer
       Edesa Biotech, Inc.
       100 Spy Court
       Markham, Ontario, Canada L3R 5H6

                                                        Re: Edesa Biotech, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed December 16,
2022
                                                            File No. 333-268847

       Dear Kathi Niffenegger :

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Lauren
Hamill at 303-844-1008 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Tracy Buffer